EXHIBIT 99.1

Endeavour Silver Drilling Intersects High Grade Silver-Gold-Lead-Zinc Mineralization in the San Patricio Vein System on the Parral Property; Provides Positive Results for Metallurgical Testing at Parral Properties

VANCOUVER, British Columbia, May 14, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announces that exploration drilling on the Parral property in Chihuahua State, Mexico has intersected high grade silver-gold-lead-zinc mineralization assaying up to 1,660 grams per tonne (gpt) silver, 0.72 gpt gold, 6.52% lead and 14.45% zinc over 2.3 metres (m)  true width within the San Patricio vein system (see Parral map).

San Patricio Drill Results

Twenty-one drill holes totalling 8,846 m of core have been drilled to test the San Patricio vein below small historic mine workings over a 1400 m strike length.  Three mineralized areas were intersected, of which the largest and central zone now measures 600 m long by 250 m vertical (starting 150 m deep) by 1-3 m true thickness, still open to the south and at depth (see San Patricio longitudinal section).

Drill hole SPT-20, at the bottom south end of the central mineralized zone is the best hole drilled to date, intersecting three parallel veins, all of which carry strong polymetallic mineralization.  Drilling highlights include the aforementioned 1,660 gpt silver, 0.72 gpt gold, 6.52% lead and 14.45% zinc over 2.3 m true width (50.0 oz per ton (opT) AgEq (silver and gold only, excluding base metals) over 7.5 feet (ft)).

Luis Castro, Vice President, Exploration for Endeavour Silver, commented, “We are very encouraged to discover these new zones of high grade polymetallic mineralization within the San Patricio vein system.  Hole 20 suggests the vein system blossoms into three parallel veins of higher grades moving to the south and at depth where the central mineralized zone is wide open for expansion.

“Last year on the Parral property, we conducted verification drilling within the Remedios-Argentina zone, one of three historic resource areas in the Veta Colorada vein system, as well as step out drilling to discover new high grade resources within the Palmilla vein system.  That allowed us to release a maiden resource for the Parral property in February this year (see Endeavour News Release date February 7, 2018).

“We continue to drill the San Patricio vein system where another 10 holes totalling 5,000 mare planned.  Another 3,500 m will be drilled to test the Orión vein located 850 m west of San Patricio and the south extension of Veta Colorada in the San Joaquin area. At Veta Colorada, underground drilling in the Sierra Plata and El Verde areas will test the extent of mineralization to depth.”

Results for the first 11 material drill holes at San Patricio are summarized in the table below.

Hole	Structure	From	True width	Au	Ag	AgEq	Pb	Zn
		(m)	(m)	(gpt)	(gpt)	(gpt)	(%)	(%)
SPT-01	San Patricio	384.90	2.5	0.12	256	265	3.023	0.826
	Including	384.90	0.7	0.12	368	377	6.550	0.783
SPT-02	San Patricio	339.40	2.1	0.05	303	307	0.438	0.462
	Including	339.40	1.5	0.06	331	336	0.400	0.517
SPT-03	San Patricio	329.05	1.3	0.12	127	136	0.769	1.900
	Including	329.05	0.5	0.10	187	194	0.761	2.590
SPT-05	San Patricio	393.90	1.1	0.43	136	169	2.946	8.731
	Including	395.25	0.4	0.75	265	321	6.320	12.500
SPT-07	San Patricio	297.20	1.0	0.22	678	695	3.538	0.935
	Including	297.45	0.3	0.22	1,655	1,671	9.140	0.426
SPT-09	San Patricio	425.65	1.0	0.08	329	335	0.258	0.447
	Including	424.65	0.4	0.04	627	630	0.172	0.388
SPT-10	San Patricio	336.60	1.6	0.02	149	151	0.636	0.536
	Including	336.85	0.5	0.04	246	249	1.055	1.000
SPT-15	San Patricio	211.15	3.1	1.08	91	172	1.255	7.282
	including	217.65	0.2	1.01	130	205	1.375	8.560
SPT-18	San Patricio	445.50	2.0	0.57	151	194	2.719	2.619
	Including	446.00	0.4	0.44	295	328	6.470	3.460
SPT-19	San Patricio	304.25	3.0	0.24	689	707	1.619	1.072
	Including	307.25	0.3	0.12	2,550	2,559	2.710	0.855
SPT-20	Vein	432.20	1.6	0.27	293	313	3.552	7.591
	Including	433.25	0.4	0.26	564	584	8.020	16.750
	Vein	438.30	3.2	0.10	165	173	0.310	0.626
	including	442.65	0.2	0.45	593	627	1.320	2.040
	San Patricio	449.60	2.3	0.72	1,660	1,714	6.519	14.451
	Including	451.55	0.3	0.28	6,910	6,931	9.310	15.150

Silver equivalents are calculated at a ratio of 75:1 silver: gold, excluding base metals

Veta Colorada-Palmilla Metallurgical Results

Endeavour also announces that metallurgical testing of drill core samples from the Veta Colorada (Sierra Plata, El Verde and Remedios-Argentina zones), Palmilla and Cometa veins on the Parral property indicates excellent metal recoveries by flotation and leaching.  Cometa is the only vein with significant lead and zinc best suited for flotation, the other veins contain primarily silver and minor gold best suited to leaching.

Silver recoveries achieved up to 91% recovery by whole rock leaching of Remedios-Argentina core, up to 91% recovery by flotation of Cometa core and up to 98% recovery by flotation and leaching of the float tails of El Verde core.

Parral Metallurgical Test Results: Silver
Sample info				Ag Recovery
Zone	ID	Oxidation State	Head Grade, g/t	CN on whole ore	Flotation	CN on tail	Total (Flot + CN)
Sierra Plata	PAR18-01	Oxide	304	40%	32%	22%	47%
El Verde	PAR18-02	Mixed	325	87%	83%	88%	98%
Remedios-Argentina	PAR18-03	Mixed	340	91%	71%	83%	95%
Palmilla	PAR18-04	Oxide	231	88%	68%	83%	94%
Cometa-San Juanico	PAR18-05	Mixed/Sulfide	61	47%	91%	-	-

Parral Metallurgical Test Results: Gold
Sample info				Ag Recovery
Zone	ID	Oxidation State	Head Grade, g/t	CN on whole ore	Flotation	CN on tail	Total (Flot + CN)
Sierra Plata	PAR18-01	Oxide	<0.01	-	-	-	-
El Verde	PAR18-02	Mixed	0.07	-	-	-	-
Remedios-Argentina	PAR18-03	Mixed	0.06	-	-	-	-
Palmilla	PAR18-04	Oxide	0.21	92%	53%	86%	93%
Cometa-San Juanico	PAR18-05	Mixed/Sulfide	0.42	64%	86%	-	-

Only the Sierra Plata oxide zone core returned subpar silver recoveries and additional mineralogical studies are needed to understand why the recoveries are less than 50%.  Testing for gold returned 93% recovery by flotation and leaching of float tails on Palmilla core and 86% by flotation of Cometa core.  The optimal grind size for all ore types is 80% passing 76 um, and recoveries decline at finer grinds.

In summary, metallurgical testing confirms that all mineralized zones except Sierra Plata return excellent metal recoveries by either leaching, or flotation, or flotation followed by leaching of the float tails.

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, overlimits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently developing its fourth high-grade, underground, silver‑gold mine in Mexico and has a compelling pipeline of exploration and development projects to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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